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Exhibit 99.6

Bookham Technology plc

July 8, 2003

        Oxfordshire, UK - July 8, 2003: Bookham Technology plc announces that on July 7, 2003 it received notification from Morgan Stanley Securities Limited ("MSSL") that it had acquired an interest in ordinary shares of Bookham Technology that resulted in it holding a total of 6,227,006 ordinary shares representing approximately 3.03% of the current issued share capital of Bookham Technology.

        MSSL is a member of the Morgan Stanley group of companies.

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  Exhibit 99.6